FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 2 – 68279

RICOH COMPANY, LTD.
(Translation of Registrant’s name into English)

15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ricoh Company, Ltd.
(Registrant)

By:  /S/  Zenji Miura
Zenji Miura
Senior Vice President

December 17, 2002

December 17, 2002

Contacts:
RICOH COMPANY, LTD.
PR Department
Takanobu Matsunami, General Manager
+81-3-5411-4511

TOHOKU RICOH CO., LTD.
Yoshiharu Miyano, Director
+81-224-55-3211

RICOH COMPANY, LTD. to make TOHOKU RICOH CO., LTD. a Wholly Owned Subsidiary

RICOH COMPANY, LTD. (TSE: 7752, “Ricoh”) and TOHOKU RICOH CO., LTD. (TSE: 6427, “Tohoku Ricoh”) today announced that in accordance with an agreement signed by their respective boards of directors, Ricoh will make Tohoku Ricoh a wholly owned subsidiary through share exchange. Ricoh will not seek approval at a General Shareholders Meeting in accordance with the provision of Paragraph 1 of Article 358 (Simplified Share Exchange) of the Commercial Code of Japan.

1. Objective of making Tohoku Ricoh a wholly owned subsidiary

The Ricoh Group announced its new Group Vision as “A Winner in the 21st Century” and aims to keep providing its customers with high reliability and new value. We recognize that to achieve this we must develop products and services with a competitive edge, and we are enhancing our technology so as to offer the “world’s No.1 products”.

Tohoku Ricoh has on the one hand been striving to contribute to the Ricoh Group’s strategies as one of the Group’s core corporations. On the other hand, as a publicly held company, it has done its utmost to respond to the expectations of its shareholders. However, the office equipment/solutions industry, Ricoh Group’s main business, is experiencing fiercer competition due to rapid changes in customer needs influenced by digitization and the networked environment.

Ricoh and Tohoku Ricoh have agreed that for the sake of both companies’ further growth and expansion, the integration of both companies’ development, design and production functions would enhance competitiveness. Thus the management of Ricoh decided to turn Tohoku Ricoh into a wholly owned subsidiary.

Tohoku Ricoh will hereafter act as a wholly owned subsidiary of Ricoh, striving to expand its own businesses such as the digital stencil duplicator business. Also, it will be expected to play a significant role strengthening and expanding the image processing business as well as its related solutions business in its capacity as a Ricoh Group company.

2. Share Exchange Terms and Conditions

(1) Schedule

      December 17, 2002      Board of directors approves agreement for share exchange
      February 26, 2003*      Shareholder approval of share exchange agreement
                                            (special shareholders meeting of Tohoku Ricoh)
      March 31, 2003*          Shareholder submission of shares for share exchange
      April 1, 2003*              Share exchange
       *The above dates are projected dates subject to change.

(2) Ratio of Exchange

Ricoh requested Nomura Securities Co., Ltd. (“Nomura Securities"), and Tohoku Ricoh requested Deloitte Tohmatsu Corporate Finance Co., Ltd. (“Deloitte Tohmatsu Corporate Finance") to calculate the ratio for the share exchange. The results of these calculations were discussed between the two companies, resulting in the ratio shown below.